Exhibit (e)(1)

Excerpts from Company’s Annual Report on Form 20-F, dated May 14, 2009

(SEC File No. 000-53587)

Executive Compensation.

Compensation Discussion and Analysis

Our compensation practices reflect the characteristics of our business, ownership structure and management and differ significantly from practices in effect at many other companies whose shares are traded on the NYSE Amex Stock Exchange.

•	Hungarian-Based Business

Most of our operations and approximately 1,270 of our approximately 1,500 employees are located within the Republic of Hungary. While still developing, the Hungarian labor market is predominantly a cash-based compensation system. Equity compensation and other risk-based compensation programs are not as prominent a feature of the Hungarian labor market as they are in the United States. Consistent with practice in our principal market, we do not maintain any long-term compensation plans pursuant to which performance will be measured over a period of more than one year and compensation will be paid out after a period of more than a year.

•	Controlling Interest

TDC A/S (“TDC”), the Danish telecommunications company, is our majority stockholder and owns approximately 64.6% of our outstanding Ordinary Shares. TDC’s largest shareholder is Nordic Telephone Company ApS (“NTC”) which owns 88% of TDC. NTC is owned by five private equity groups. NTC purchased its stake in TDC in 2006.

•	Cash-Based Compensation

Mr. Lea and our other officers have significant equity interests in the Company. In view of these large equity stakes, we believe that management is fully aligned with the Company’s other equity holders in seeking to maximize shareholder value. Given management’s equity stake, our compensation approach for our officers generally seeks to balance that equity stake with a more cash-based compensation system, primarily through the use of management service fees, base salaries and bonuses.

The remaining portions of this CD&A discuss our compensation program in general and for our named executive officers and the rationale for our recent pay decisions. For purposes of this Report, our named executive officers (collectively, the “Named Executive Officers”) are: (i) Martin Lea, our President and Chief Executive Officer who was appointed to this position upon completion of our acquisition of Invitel on April 27, 2007 (the “Invitel Acquisition”); (ii) Robert Bowker, who was appointed our Chief Financial Officer upon completion of the Invitel Acquisition; and (iii) Peter T. Noone, our long-serving General Counsel and Secretary.

Objectives of the Compensation Program

The primary objective of our compensation program, including our compensation program for our Named Executive Officers, is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments. Finally, the compensation program is intended to be perceived by all of our employees, stockholders and other stakeholders as fair.

What the Compensation Program is Designed to Reward

The compensation program is designed to reward employees’ individual performances as well as the employees’ contributions to, and the success of, their teams, their departments, and the Company overall. The compensation program provides incentives to achieve our objectives and rewards exceptional performance and accomplishments that contribute to our business success and goals. Compensation arrangements for our Named Executive Officers have been designed to align a portion of their compensation with the achievement of our business objectives and growth strategy. In addition, the bonus packages, which are payable in the event that the Company is either sold or sells all, or substantially all, of its assets (or, in certain circumstances, a sale of a material portion of its assets or business that does not constitute a sale of all, or substantially all, of its assets) are designed to reward our management team for increasing the equity value of the Company in the event that such a triggering event were to occur.

Elements of Compensation

The key elements of our compensation program are base salaries or management service fees, performance cash bonuses for contributions to short and long-term goals, severance arrangements, the payment of housing costs, the reimbursement of educational expenses and the use of Company provided automobiles. We have also instituted a cash bonus program to reward our Budapest-based management team in the event that the Company is either sold or sells all, or substantially all, of its assets (or, in certain circumstances, a sale of a material portion of its assets or business that does not constitute a sale of all, or substantially all, of its assets). While we have also granted stock options to certain officers in the past, in 2008 only Mr. Noone received a stock option grant per his employment agreement.

The Compensation program for our Named Executive Officers and other officers and employees is cash-based for the most part. A large number of the members of the management team that Mr. Lea assembled upon his appointment as President and Chief Executive Officer joined the Company from Invitel, in which they held a significant equity interest. As part of the Invitel Acquisition, we paid the management team from Invitel that remained to become part of the Company’s new management team a combination of cash and Common Stock in exchange for their equity stake in Invitel; as a result, Mr. Lea and Mr. Bowker currently own approximately 2.4% and 1.5%, respectively, of our outstanding Ordinary Shares. In addition, since 1997 we have awarded Mr. Noone an annual grant of stock options to provide him with an equity stake in the Company, as a result of which Mr. Noone is the beneficial owner (as determined under the SEC’s rules) of approximately 1.0% of our outstanding Ordinary Shares. In total, our entire management team and Board own approximately 5.8% of our outstanding Ordinary Shares. We believe that in view of their large equity stake, our management is fully aligned with the Company’s other equity holders in seeking to maximize shareholder value. Given management’s equity stake, we believe that it is appropriate to balance that equity stake with a more cash-based compensation system primarily through the use of cash salaries, management service fees and bonuses.

Base Salaries and Management Service Fees. We pay management services fees to the separate service companies that make the services of Mr. Lea and Mr. Bowker available to us and we pay a base salary to our other executive officer and other officers. Management service fees or base salaries, as applicable, provide a minimum level of guaranteed compensation and are a necessary element to enable us to compete in the Hungarian labor market. We determine base salaries and management service fees following negotiations and they are based on competitive market conditions.

Annual Bonus. The Company is contractually obligated to pay annual performance bonuses up to a maximum of 50% of the annual management service fees payable for the services of Messrs. Lea and Bowker. For the last two years, the Board approved a bonus for Mr. Noone of 25% of his annual base cash compensation. The bonus determinations for 2007 and 2008 for each of our executive officers are discussed below.

Transaction Bonus Program. In connection with the Invitel Acquisition in 2007, we determined that it would be important for the Company to provide incentives to Mr. Lea and the rest of our Budapest-based management team to maximize the equity value of the Company in the event of a sale of the Company or of all, or substantially all, of the Company’s assets. We have adopted a cash bonus program that will reward Mr. Lea and the rest of the Budapest-based management team in the event that the Company is either sold or sells all, or substantially all, of its assets, subject to the Company achieving a minimum target equity value for the Company’s shareholders. The recent global crisis economic crisis has negatively affected equity valuations worldwide. Given this, the Board felt that it was appropriate to amend the terms of the Transaction Bonus Program in December 2008 to reflect the economic realities of the current marketplace. While we kept the minimum target share price at the same level, we increased the bonus payment possibilities at certain exit levels. The terms of this bonus program are discussed under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below.

The payment of such bonuses is contingent on such a sale with the amount of bonuses payable increasing as the equity value received by the Company’s common shareholders increases in any such sale.

Severance. We have certain severance arrangements in place which normally provide for the payment of a lump sum payment based on an individual’s current compensation. There provisions are intended principally to assist individuals as they transition to new employment. See “—Potential Payments Upon Termination or Change-in-Control.”

Other Bonus Programs. The Board approved certain bonus payments in connection with the recently completed Reorganization and refinancing of the Company’s debt.

Other Benefits. We have provided certain executive officers with stock options to align the interests of such officers with the Company’s equity holders; in 2008 we granted options to Mr. Noone but not to any other Named Executive Officer. We have paid housing and children tuition costs for ex-patriate executive officers (Messrs. Lea and Bowker), as well as provided them with the use of an automobile, which benefits are in line with comparable market conditions.

Overall. The Board believes that the Company’s compensation structure, comprised of various elements, enables the Company to meet its primary objective of attracting, motivating, rewarding and retaining the right mix of employees needed to achieve the Company’s business objectives. The Board also believes that the Company’s compensation structure is both fair and competitive and allows us to reward extraordinary accomplishments.

Compensation Decision-Making

The Company’s full Board of Directors performs the duties of a Compensation Committee. The NYSE Amex Stock Exchange normally requires executive officer compensation be determined, or recommended to the full board for its determination, by either a committee comprised entirely of independent directors or a majority of the independent directors on the whole board. The NYSE Amex Stock Exchange nevertheless allows companies that are majority owned to opt out of this requirement. Given our ownership structure, we qualify for this exemption and have exercised our right to opt out of the independence requirement. TDC employees make up a majority of the Company’s Board and are not deemed “independent”.

The Board did not use the services of any compensation consultants in 2008.

2007 and 2008 Compensation Packages of Named Executive Officers

•	Messrs. Lea and Bowker

Background. One of our key strategies has been to grow and build a larger and more competitive fixed line telecommunications services provider in Hungary so that we could compete more effectively against T-Com and the mobile operators, as well as the cable television operators and the alternative telecommunications services providers that have entered the Hungarian telecommunications market. Magyar Telekom Plc (T-Com is the operating brand name of Magyar Telekom Plc), the successor company to the former state monopoly telephone company, is the largest fixed line telecommunications services provider in Hungary with an estimated residential market share of 56% and an estimated business market share of 61%. The Invitel Acquisition was a critical step in our competitive strategy. Combining the second and third largest fixed line telecommunications services providers in Hungary has enhanced our competitive position and diversified our revenue base within Hungary. Today, we are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are also the number one alternative fixed line operator outside our historical concession areas.

As we entered into negotiations for the Invitel Acquisition, we identified Messrs. Lea and Bowker of Invitel as the critical officers necessary to lead the management team of the combined company.

The Service Agreements. Prior to the Invitel Acquisition, Invitel had entered into management service agreements to secure the services of Mr. Lea as Chief Executive Officer and Mr. Bowker as Chief Financial Officer. As part of our negotiations to acquire Invitel, our negotiating team, led by the Chairman of our Board of Directors, negotiated amendments to such management service agreements. The Board approved the amendments as part of the Invitel Acquisition approval process (as amended and restated, the “CEO Service Agreement” for the services of Mr. Lea and the “CFO Service Agreement” for the services of Mr. Bowker, and together, the “Service Agreements”).

Effective upon completion of the Invitel Acquisition, the annual management service fees for Messrs. Lea’s and Bowker’s services were increased by 25% to EUR 343,750 (approximately $457,000 at current exchange rates) and EUR 275,000 (approximately $366,000 at current exchange rates), respectively, to take into account, among other matters, their increased responsibilities in a larger publicly traded company with SEC filing requirements, their increased management responsibilities in a larger organization, the more complex financial structure of the Company and their role in restructuring the Company’s operations following the Invitel Acquisition in order to capitalize on the potential synergies. The Company is contractually obligated to pay annual performance bonuses up to a maximum of 50% of the annual management service fees payable for the services of Messrs. Lea and Bowker. This is the same bonus percentage target that each had at Invitel. The Board did not set any formal Company performance bonus targets in connection with Messrs. Lea’s and Bowker’s services in 2007 and 2008. The annual management services fees were increased by 4.5% for each of the Service Agreements in 2008.

In February 2008, the Board approved 2007 performance bonuses in the amount of EUR 171,875 (approximately $254,375 at the time of Board approval) and EUR 137,500 (approximately $203,500 at the time of Board approval) for the services of Messrs. Lea and Bowker, respectively. In February 2009 the Board approved 2008 performance bonuses in the amount of EUR 179,610 (approximately $229,901 at the time of Board approval) and EUR 143,688 (approximately $183,921 at the time of Board approval) for the services of Messrs. Lea and Bowker, respectively. The bonuses were equal to 50% of the respective annual management service fees for Messrs. Lea and Bowker and were based solely on the Company’s performance. The Board had not pre-established any specific performance targets or goals for determining annual performance bonuses. Instead, for the 2007 bonuses, it based its judgment on the appropriate bonus amounts after having principally considered three key Company accomplishments in 2007: the Company’s financial performance; the substantial progress in the integration of Invitel; and Messrs. Lea’s and Bowker’s efforts in securing two acquisitions for the Company (Tele2 Hungary and Memorex). The Board used the Company’s 2007 Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization subject to adjustment for some one-time costs such as integration and restructuring costs and certain other items) and Adjusted EBITDA Margin % (Adjusted EBITDA as a percentage of revenue) on a pro-forma basis as its principal financial performance measures in evaluating the Company’s 2007 financial performance because the Board believes that they are the key measures utilized by the Company’s financial investors when evaluating the Company’s financial performance and valuing the Company.

For 2007, the Company’s Adjusted EBITDA on a pro-forma basis grew by 2% in local currency terms as compared to 2006 while the Company’s Adjusted EBITDA Margin % increased from 34% to 38%. (The calculations of Adjusted EBITDA and Adjusted EBITDA Margin % were included in a presentation by the Company that was “furnished” to the SEC on March 12, 2008). The Board considered the integration of Invitel and the extraction of financial savings from the Invitel Acquisition to be key factors in evaluating the success of the Invitel Acquisition. The Company achieved annualized operating expense synergies from the Invitel Acquisition of approximately EUR 17 million (approximately $22.6 million at current exchange rates), which exceeds the Company’s initial estimate of EUR 14 million (approximately $18.6 million at current exchange rates). The Board considers the acquisitions of Tele2 Hungary and Memorex to be key drivers in restoring growth to the Company’s business. For 2008, the Board considered the Company’s financial performance, the successful integration of Memorex and Tele2 Hungary; and the work involved in the Company’s strategic review undertaken in 2008. The key metric used by the Board in evaluating the Company’s financial performance in 2008 was Adjusted EBITDA on a pro-forma basis which grew by 18% in local currency terms as compared to 2007 (The calculation of Adjusted EBITDA will be included in a presentation by the Company that we expect to “furnish” to the SEC on May 19, 2009). The addition of Memorex has diversified the Company’s business on both a segment and international basis.

The CEO Service Agreement and the CFO Service Agreement also provided for special one-time lump sum bonuses in 2007 in the amount of EUR 250,000 each (approximately $337,500 at historical exchange rates), which bonuses were paid following the successful completion of the Company’s EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition. The financing was a critical step in enabling the Company to complete the Invitel Acquisition. In 2008, the Board approved amendments to the Service Agreements to provide for special one-time lump sum bonuses in 2009 in the amount of EUR 250,000 each (approximately $350,000 at the time of the execution of the amendments), which bonuses were contingent upon, and paid following, the successful completion of the Company’s refinancing in March 2009. The Board considered the completion of the refinancing a very significant accomplishment given the global economic environment and credit crisis.

The Service Agreements also provide for special one-time lump sum bonus payments in the event of a “Trigger Event” (a change-in-control) and contain provisions that apply in the event the Service Agreements are terminated. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” and “—Potential Payments Upon Termination or Change-in-Control” below.

•	Mr. Noone

Mr. Noone has an employment agreement with an indefinite term. Either Mr. Noone or the Company can terminate the agreement following required notice periods. The indefinite term of Mr. Noone’s contract provides us with the flexibility to retain Mr. Noone without having to continually renegotiate employment terms.

Mr. Noone’s employment agreement provides for a fixed base salary that was market-based at inception and is adjusted annually. For 2007 Mr. Lea recommended a base salary, which was approved by the Board and based on publicly available and private regional surveys of General Counsel salaries. For 2008, the base salary was increased by 4.5% (to $257,070). Mr. Noone’s employment agreement also provides for a grant each year of stock options to purchase at least 20,000 shares of Common Stock (now Ordinary Shares). The options are fully vested and exercisable upon grant. The option grant is intended to tie a significant portion of Mr. Noone’s compensation to long-term stockholder value and provide an incentive for Mr. Noone to remain with the Company. The size of the option grant was originally market-based and it has remained constant over the last several years.

Mr. Noone is eligible to receive an annual performance bonus at the Board’s discretion consisting of either cash, stock, additional stock options or a combination thereof. To date, we have primarily rewarded Mr. Noone with annual cash bonuses based on an evaluation of his performance by both the Board and the Chief Executive

Officer. Mr. Noone’s bonuses have traditionally been based on both his short-term performance and his contributions to long-term initiatives such as his work on corporate governance and other strategic initiatives. For 2007 and 2008, Mr. Lea recommended, and the Board approved, discretionary cash bonuses for Mr. Noone equal to 25% of his base salary for such years. The bonuses were based in part on the Company’s performance (as summarized above with respect to Messrs. Lea and Bowker’s 2007 and 2008 bonuses) and, in part, on his personal performance, particularly his work with the Board and his contributions to our ongoing strategic initiatives and SEC compliance. We have awarded cash bonuses rather than additional equity compensation bonuses to balance the equity compensation built into Mr. Noone’s employment agreement.

We also awarded Mr. Noone a $100,000 cash bonus for his extraordinary efforts towards the successful completion of the Reorganization in February 2009. Such bonus was contingent upon, and paid following, the completion of the Reorganization. In November 2008, the Board approved the award of a loyalty/retention bonus for Mr. Noone to provide him with incentive to remain with the Company following the Reorganization. Such bonus is payable following the termination of his employment by the Company without “cause” or by Mr. Noone for “good reason”. In addition, in November 2008, Mr. Noone’s employment agreement was amended to increase the severance benefits by 25%. This was done to include a 25% bonus amount in the severance calculation which is in line with market practices for severance arrangements.

The terms of Mr. Noone’s agreement that apply upon termination of his employment (including upon termination following a change in control of the Company) are described below under “Potential Payments Upon Termination or Change-in-Control.”

Miscellaneous

We have utilized publicly available market surveys in making compensation decisions but we have not targeted any of our compensation decisions to any specific benchmarks or peer groups.

Our awards of stock options to Mr. Noone and other executive officers have been made on certain dates set well in advance (traditionally the first business day of the year) per contractual obligations with the officers. The exercise prices of our stock options have been determined based on the average of the closing prices of our Common Stock on the NYSE Amex Stock Exchange for the 20 trading days prior to the date of grant.

To date, amounts realizable from prior compensation have not had a material affect on our subsequent compensation decisions.

We do not have any formal equity ownership requirements.

We review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 in any taxable year that is paid to certain individuals unless the compensation is performance based. We believe that the compensation paid under our compensation programs is generally fully deductible for federal income tax purposes. However, in certain situations, we may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executive officers.

Compensation Committee Report

The following Report of the Board of Directors does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which is to be included in the Company’s 2008 Annual Report on Form 20-F. Based on such review and discussions, the Board of Directors approved the inclusion of the Compensation Discussion and Analysis in the Company’s Annual Report on Form 20-F.

Ole Steen Andersen

Robert R. Dogonowski

Morten Bull Nielsen

Peter Feiner

Jens Due Olsen

Carsten Dyrup Revsbech

Henrik Scheinemann

Compensation Committee Interlocks and Insider Participation

The full Board of Directors performs the role of a compensation committee. During the fiscal year ended December 31, 2008, no officers or employees of the Company participated in deliberations of the Company’s Board of Directors concerning executive officer compensation.

During the fiscal year ended December 31, 2008, none of the Company’s executive officers served as a member of the compensation committee of any other company that has an executive officer serving as a member of the Company’s Board and none of the Company’s executive officers served as a member of the board of directors of any other company that has an executive officer serving as a member of the Company’s Board.

2008 Summary Compensation Table

The following table includes information concerning compensation for the fiscal years ended December 31, 2006, 2007 and 2008 in reference to Martin Lea, our President and Chief Executive Officer; Robert Bowker, our Chief Financial Officer; and Peter T. Noone, our General Counsel and Secretary (collectively, the “Named Executive Officers”). The Board has designated Messrs. Lea, Bowker and Noone as executive officers and members of management’s executive committee. Certain compensation amounts reported in this table were paid in euros (EUR) or Hungarian forint (HUF) and have been converted into U.S. dollars using the relevant average exchange rate correlating to the period the payments were made. The amounts reported for Messrs. Lea and Bowker include only amounts earned following our acquisition of Invitel on April 27, 2007.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)		Total ($)
Robert Bowker, Chief Financial Officer	2008	416,903	183,921	—	—	56,459		657,283
	2007	255,754	203,500	—	337,500	35,965	(5)	832,719
Martin Lea, President and Chief Executive Officer	2008	521,127	229,901	—	—	131,893		882,921
	2007	319,689	254,375	—	337,500	90,615	(6)	1,002,179
Peter T. Noone, General Counsel and Secretary	2008	253,131	64,268	172,940	—	3,939		494,278
	2007	242,061	61,500	169,800	—	3,939		477,300
	2006	214,461	30,000	178,600	—	3,939	(7)	427,000

(1)	The amounts reported for Messrs. Bowker and Lea consist of monthly management service fees paid to the service companies providing their services.

(2)	The amounts reported for Messrs. Bowker and Lea consist of annual performance bonuses paid to the service companies providing their services.
(3)	The accounting expenses for 2006, 2007 and 2008 in connection with the grant of stock options to Mr. Noone in 2006, 2007 and 2008 were calculated in accordance with SFAS 123R and the valuations were made using the Black-Scholes option pricing model. The assumptions used in such valuations are included in Footnote 1(m) of the Notes to Consolidated Financial Statements for the year ended December 31, 2008, which financial statements are included in this Report.
(4)	The amounts reported for Messrs. Bowker and Lea in 2007 are cash bonus awards which were based on incentive cash bonus plans established as part of the Invitel Acquisition, pursuant to which the Company paid cash bonuses of EUR 250,000 ($337,500) to each of the service companies providing Mr. Lea’s and Mr. Bowker’s services upon the completion of the Company’s EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition.
(5)	The amount reported for Mr. Bowker in 2008 consists of the value of the following perquisites and other personal benefits: the costs for us to rent an apartment in Budapest for Mr. Bowker ($47,709); and the costs associated with the provision by the Company of an automobile in Budapest for Mr. Bowker.
(6)	The amount reported for Mr. Lea in 2008 consists of the value of the following perquisites and other personal benefits: the costs for us to rent a house in Budapest for Mr. Lea and his family ($70,680); the costs associated with the provision by the Company of an automobile in Budapest for Mr. Lea; and amounts reimbursed by the Company to the service company providing Mr. Lea’s services for certain educational costs for Mr. Lea’s children and some travel costs related thereto ($52,463).
(7)	The amounts reported for Mr. Noone consist of payments to Mr. Noone for certain life insurance costs.

2008 Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to certain Non-Equity Incentive Plans and stock options granted during the fiscal year ended December 31, 2008 to each of the Named Executive Officers.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date		Threshold ($)		Target ($)		Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Option Awards
Robert Bowker	—		—		350,000	(1)	—	—	—	—	—
Robert Bowker	—		970,800	(1)	—		—	—	—	—	—
Martin Lea	—		—		350,000	(1)	—	—	—	—	—
Martin Lea	—		1,578,800	(1)	—		—	—	—	—	—
Peter T. Noone	01/02/08	(2)	—		—		—	20,000	$17.14	$17.22	$172,940
Peter T. Noone	—		—		100,000	(1)	—	—	—	—	—
Peter T. Noone	—		—		100,000	(1)	—	—	—	—	—

(1)	See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a detailed explanation of these awards.
(2)	As required per the employment agreement between the Company and Mr. Noone, the Company granted an option to Mr. Noone under its 2004 Long-Term Incentive Plan, on the first business day of 2008. The option gave Mr. Noone the right to purchase 20,000 shares of Common Stock at an exercise price of $17.14 per share. In accordance with the Company’s policy, the exercise price was determined based on the market price of the Company’s Common Stock on the date of grant, which market price was calculated based on the average of the closing price of the Company’s Common Stock on the NYSE Amex Stock Exchange for the twenty trading days prior to the date of grant. The exercise price ($17.14) was less than the closing market price of the Company’s Common Stock on the NYSE Amex Stock Exchange on the first day of stock trading in 2008 ($17.22).

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Mr. Lea

The CEO Service Agreement was entered into in connection with the Invitel Acquisition in April 2007. It currently provides for an annual management service fee of EUR 359,219 paid monthly, which will be reviewed annually. The Company is contractually obligated to pay an annual performance bonus up to a maximum of 50% of the annual management service fee. In February 2008 the Board approved a 2007 performance bonus in the amount of EUR 171,875 and, in February 2009, the Board approved a 2008 performance bonus in the amount of EUR 179,610. We provide Mr. Lea with the use of a company car and pay for his housing costs in Budapest and, pursuant to the CEO Service Agreement, reimburse the educational costs of Mr. Lea’s children (including certain transportation costs associated therewith). The CEO Service Agreement also provided for a special one-time lump sum bonus in 2007 in the amount of EUR 250,000 (approximately $337,500 at the time of Board approval) conditioned upon, and paid following the successful completion of our EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition.

On December 23, 2008, the CEO Service Agreement was amended. In particular, the provisions relating to a special one-time lump sum bonus payment in the event of a sale of the Company or a sale of all or substantially all of its assets (a “Trigger Event”) have been amended and a bonus may also be due in the event of a transaction or series of transactions resulting in the sale of a material portion of the Company’s assets or business that does not constitute a sale of all, or substantially all, of its assets. A Trigger Event generally means any transaction or series of transactions, including a consolidation or merger, following which the Company’s shareholders no longer own at least 50% of the combined voting power of the surviving entity (or its ultimate parent); or a sale of all or substantially all of the assets of the Company (other than to an affiliate). If a Trigger Event occurs and the per share consideration, determined on a fully diluted basis, to be received by the holders of the shares of the Company’s Ordinary Shares (the “Per Share Consideration”) is at least $14.69, the Company shall be required to pay a bonus under the CEO Service Agreement (the “Trigger Event Bonus”). The Trigger Event Bonus shall be calculated as follows: (a) 39.47% of $4 million (that is, $1,578,800), plus (b) 39.47% of 10% of the increase in the equity value of the Company implied by the increase in the Per Share Consideration over $14.69, but not less than zero plus (c) 39.47% of $3,200,000 if the Per Share Consideration equals or exceeds $17, plus (d) 39.47% of $2,200,000 if the Per Share Consideration equals or exceeds $18. For this purpose, the implied increase in the equity value is determined by multiplying the Per Share Consideration by the total number of shares of the Company’s Ordinary Shares outstanding, on a fully-diluted basis, on the date of the Trigger Event, and subtracting from the result the amount calculated by multiplying $14.69 by the total number of shares of the Company’s Common Stock outstanding, on a fully-diluted basis, on April 27, 2007. If the Company achieves at least the minimum target equity value for its shareholders upon the occurrence of a Trigger Event, the Company will be obligated to pay a minimum bonus of $1,578,800.

The amendment to the CEO Service Agreement further states that, in the event of a transaction or series of transactions resulting in the sale by the Company and/or its subsidiaries of a material portion of their collective assets or business that does not constitute a Trigger Event, the Company shall be required to pay a bonus in an amount equal to the Trigger Event Bonus that would be payable if the Per Share Consideration was $17 if (i) the Company terminates the CEO Service Agreement because it considers it no longer necessary or desirable or (ii) the service company terminates the CEO Service Agreement because the Company has not offered it an equivalent position. The Company does not expect that such termination will occur because the services of the CEO are expected to continue to be necessary and desirable following a sale of a material portion of the collective assets or business of the Company and its subsidiaries.

The December 23, 2008 amendment to the CEO Service Agreement also provided for a special one-time lump sum bonus in the amount of EUR 250,000 (approximately $350,000 at the time of the amendment), which was conditioned upon, and paid following the successful completion of the refinancing of the Company in March 2009.

Mr. Bowker

The CFO Service Agreement was entered into in connection with the Invitel Acquisition in April 2007. It currently provides for an annual management service fee of EUR 287,375 paid monthly, which will be reviewed annually. The Company is contractually obligated to pay an annual performance bonus up to a maximum of 50% of the annual management service fee. In February 2008 the Board approved a 2007 performance bonus in the amount of EUR 137,500 and, in February 2009, the Board approved a 2008 performance bonus in the amount of EUR 143,688. We provide Mr. Bowker with the use of a company car and pay for his housing costs in Budapest. The CFO Service Agreement also provided for a special one-time lump sum bonus in 2007 in the amount of EUR 250,000 (approximately $337,500 at the time of Board approval), conditioned upon, and paid following the successful completion of our EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition.

On December 23, 2008, the CFO Service Agreement was amended. In particular, similar to the provisions of the CEO Service Agreement, the provisions of the CFO Service Agreement relating to a special one-time lump sum bonus payment in the event of a sale of the Company or a sale of all, or substantially all, of its assets (a “Trigger Event”) have been amended and a bonus may also be due in the event of a transaction or series of transactions resulting in the sale of a material portion of the Company’s assets or business that does not constitute a sale of all, or substantially all, of its assets. The Trigger Event Bonus with respect to the services of Mr. Bowker shall be calculated as follows: (a) 24.27% of $4 million (that is $970,800), plus (b) 24.27% of 10% of the increase in the equity value of the Company implied by the increase in the Per Share Consideration over $14.69, but not less than zero plus (c) 24.27% of $3,200,000 if the Per Share Consideration equals or exceeds $17, plus (d) 24.27% of $2,200,000 if the Per Share Consideration equals or exceeds $18. For this purpose, the implied increase in equity value shall be determined in the same manner as under the CEO Service Agreement. If the Company achieves at least the minimum target equity value for its shareholders upon the occurrence of a Trigger Event, the Company will be obligated to pay a minimum bonus of $970,800.

The amendment to the CFO Service Agreement further states that, in the event of a transaction or series of transactions resulting in the sale by the Company and/or its subsidiaries of a material portion of their collective assets or business that does not constitute a Trigger Event, the Company shall be required to pay a bonus in an amount equal to the Trigger Event Bonus that would be payable if the Per Share Consideration was $17 if (i) the Company terminates the CFO Service Agreement because it considers it no longer necessary or desirable or (ii) the service company terminates the CFO Service Agreement because the Company has not offered it an equivalent position. The Company does not expect that such termination will occur because the services of the CFO are expected to continue to be necessary and desirable following a sale of a material portion of the collective assets or business of the company and its subsidiaries.

The December 23, 2008 amendment to the CFO Service Agreement also provided for a special one-time lump sum bonus in the amount of EUR 250,000 (approximately $350,000 at the time of the amendment), which was conditioned upon, and paid following the successful completion of the refinancing of the Company in March 2009.

Mr. Noone

Mr. Noone’s employment agreement provides for an indefinite term with a 2008 annual base compensation of $257,070. The agreement also provides for an annual award of immediately-vested ten-year options to purchase at least 20,000 of the Company’s shares. Mr. Noone is eligible to receive an annual performance bonus at the Company’s discretion consisting of either cash, stock, additional stock options or a combination thereof. In February 2008, the Board awarded Mr. Noone a discretionary performance bonus for 2007 in the amount of $61,500 and, in February 2009, the Board awarded Mr. Noone a discretionary performance bonus for 2008 in the amount of $64,268. In November 2008, the Board approved, in connection with the Reorganization pursuant to which we effectively changed our place of incorporation from Delaware to Denmark, a discretionary cash bonus for Mr. Noone in the amount of $100,000, which bonus was contingent upon, and paid following, the completion of the Reorganization. In November 2008, the Board also approved a loyalty/retention bonus in the amount of $100,000. Such loyalty/retention bonus was awarded to provide Mr. Noone with incentive to remain with the Company following the Reorganization and is payable following the termination of his employment by the Company without “cause” or by Mr. Noone for “good reason”.

2008 Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information, as of the fiscal year end December 31, 2008, with respect to the value of all unexercised options previously awarded to the Named Executive Officers. The number of options held at December 31, 2008 includes options granted under the 2002 Incentive Stock Option Plan, as amended, and the 2004 Long-Term Incentive Plan. All options included in this table were vested upon the date of grant.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
Peter T. Noone,	20,000	4.72	01/01/12
General Counsel and	20,000	7.46	01/01/13
Secretary	20,000	9.39	12/31/13
	20,000	13.01	01/02/15
	20,000	15.62	01/02/16
	20,000	14.64	01/01/17
	20,000	17.14	01/01/18

Potential Payments Upon Termination or Change-in-Control

Mr. Lea

The CEO Service Agreement does not have a fixed term. We may terminate the CEO Service Agreement and only owe any amounts then due and payable without being required to make any additional payments upon the occurrence of circumstances specified “as cause” for termination in the CEO Service Agreement. For purposes of the CEO Service Agreement, “cause” generally means (i) the termination of Mr. Lea’s delegation to the Company by the service company providing Mr. Lea’s services and the failure to agree with the Company on the identity of a replacement, (ii) a material breach of the CEO Service Agreement by the service company, (iii) a breach by Mr. Lea of his undertaking provided pursuant to the CEO Service Agreement or (iv) any act by Mr. Lea which would constitute gross misconduct or material dishonesty or his conviction of any criminal offense punishable with imprisonment that directly or indirectly harms the Company or any of its affiliates. If we fail to secure or renew appropriate visa or work permits for Mr. Lea, the service company providing Mr. Lea’s services may terminate the CEO Service Agreement and be entitled to receive, in addition to any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to six months of management service fees (currently EUR 179,610, approximately $239,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 179,610, approximately $239,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $1,578,800), (iv) the provision of a Company car and mobile telephone for Mr. Lea for 12 months (approximately $10,000), (v) a housing allowance for Mr. Lea for 12 months (EUR 48,000, approximately $64,000 at current exchange rates), and (vi) the reimbursement of the educational costs for Mr. Lea’s children for 12 months (the annual cost is approximately GBP 27,000, approximately $41,000 at current exchange rates). We may terminate the CEO Service Agreement if Mr. Lea is unable to perform his duties because of personal bankruptcy, illness or other disability, in which case we must pay any amounts then due and payable and continue to provide (subject to certain conditions) (x) a housing allowance for Mr. Lea for three months (EUR 12,000, approximately $16,000 at current exchange rates), (y) the reimbursement of the educational costs for Mr. Lea’s children for three months (the annual cost is approximately GBP 27,000, approximately $10,000 at current exchange rates), and (z) the use of a Company car and mobile telephone for Mr. Lea for three months (approximately $2,500). Finally, we may terminate the CEO Service Agreement at any time without cause and, subject to certain restrictions, the service company providing Mr. Lea’s services may terminate the CEO Service Agreement for “good reason.” In either case, we will be required to make or provide for, in addition to the payment of any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to 12 months of management service fees (EUR 359,219, approximately $478,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 179,610, approximately $239,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $1,578,800), (iv) a Company car and mobile telephone for Mr. Lea for six months (approximately $5,000), (v) a housing allowance for Mr. Lea for six months (EUR 24,000, approximately $32,000 at current exchange rates), and (vi) the reimbursement of the educational costs for Mr. Lea’s children for six months (the annual cost is approximately GBP 27,000 per annum, approximately $20,000 at current exchange rates). For purposes of the CEO Service Agreement, “good reason” generally means (i) a reduction in the annual management service fee or the target annual performance bonus or certain other fees, (ii) a diminution in Mr. Lea’s duties or responsibilities, (iii) the relocation of Mr. Lea’s office outside of a 50 kilometer radius of the greater Budapest area or (iv) a breach by the Company of a material provision of the CEO Service Agreement or any agreement between the Company and the service company providing Mr. Lea’s services.

While the CEO Service Agreement is in effect and for a period of 24 months after the termination of the CEO Service Agreement, Mr. Lea will be restricted from competing with the Company.

The CEO Service Agreement also provides for a special one-time lump sum bonus payment in the event of a “Trigger Event”. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a more detailed description of such bonus in the event of a Trigger Event. If a Trigger Event had occurred at the end of 2008, the Company would not have been obligated to pay anything since the year-end stock price of $8.60 was less than the per share target of $14.69.

Mr. Bowker

The CFO Service Agreement does not have a fixed term. We may terminate the CFO Service Agreement and only owe any amounts then due and payable without being required to make any additional payments upon the occurrence of circumstances specified “as cause” for termination in the CFO Service Agreement. For purposes of the CFO Service Agreement, “cause” is defined in the same manner as in the CEO Service Agreement described above. If we fail to secure or renew appropriate visa or work permits for Mr. Bowker, the service company providing Mr. Bowker’s services may terminate the CFO Service Agreement and be entitled to receive, in addition to any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to six months of management service fees (currently EUR 143,688, approximately $191,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 143,688, approximately $191,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $970,800), (iv) the provision of a Company car and mobile telephone for Mr. Bowker for six months (approximately $5,000), and (v) a housing allowance for Mr. Bowker for six months (EUR 16,200, approximately $22,000 at current exchange rates). We may terminate the CFO Service Agreement if Mr. Bowker is unable to perform his duties because of personal bankruptcy, illness or other disability, in which case we must pay any amounts then due and payable and continue to provide (subject to certain conditions) (x) a housing allowance for Mr. Bowker for three months (EUR 8,100, approximately $11,000 at current exchange rates) and (y) the use of a Company car and mobile telephone for Mr. Bowker for three months (approximately $2,500). Finally, we may terminate the CFO Service Agreement at any time without cause and, subject to certain restrictions, the service company providing Mr. Bowker’s services may terminate the CFO Service Agreement for “good reason.” In either case, we will be required to make or provide for, in addition to the payment of any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to 12 months of management service fees (EUR 287,375 approximately $382,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 143,688, approximately $191,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $970,800); (iv) a Company car and mobile telephone for Mr. Bowker for six months (approximately $5,000), and (v) a housing allowance for Mr. Bowker for six months (EUR 16,200, approximately $22,000 at current exchange rates). For purposes of the CFO Service Agreement, “good reason” is defined in the same manner as in the CEO Service Agreement described above.

While the CFO Service Agreement is in effect and for a period of 24 months after the termination of the CFO Service Agreement, Mr. Bowker will be restricted from competing with the Company.

The CFO Service Agreement also provides for a special one-time lump sum bonus payment in the event of a “Trigger Event”. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a more detailed description of such bonus in the event of a Trigger Event. If a Trigger Event had occurred at the end of 2008, the Company would not have been obligated to pay anything since the year-end stock price of $8.60 was less than the per share target of $14.69.

Mr. Noone

Mr. Noone’s employment agreement provides that if we terminate Mr. Noone without “cause”, or if Mr. Noone terminates the agreement due to, among other reasons, a demotion or reduction in compensation other than for cause, Mr. Noone would be entitled to receive severance benefits including a lump sum payment equal to 12 months salary plus an amount equal to 25% of 12 months salary payable within 30 days of termination and 12 months of continued health insurance coverage. Mr. Noone’s 2008 annual compensation was $257,070 and his estimated monthly health insurance coverage would cost approximately $1,900 per month. Mr. Noone would also remain eligible to exercise each of his outstanding employee stock options for the full exercise period. Mr. Noone’s outstanding employee stock options each had a 10-year exercise period upon grant. (Our equity compensation plans generally provided that if an employee resigned or was terminated without cause, the exercise period would be the shorter of (i) three years or (ii) the original expiration date of the option) We must give Mr. Noone six months notice prior to our termination of his employment other than for cause. If such termination of employment occurs within one year following a “change in control” of the Company, Mr. Noone would be entitled to an additional lump sum payment equal to six months salary plus an amount equal to 25% of six months salary and an additional six months of continued health insurance coverage. For purposes of Mr. Noone’s employment agreement, “cause” generally means (i) a failure to substantially perform his duties other than a failure due to physical or mental illness or impairment, (ii) a willful act which constitutes gross misconduct and is injurious to the Company, (iii) Mr. Noone’s willful breach of a material provision of his employment agreement or (iv) his material or willful violation of a law applicable to the Company. For purposes of Mr. Noone’s employment agreement, change-in-control” generally means (i) the acquisition by any person of securities of the Company representing certain percentages (35%, 50% and 75%) of the voting securities of the Company, (ii) the equity securities of the Company ceasing to be listed for trading on any regulated securities exchange in the United States, (iii) the replacement of a majority of the Board over a two year period which replacement shall not have been approved by 2/3 of the Board as constituted at the beginning of such period, (iv) the consummation of a merger which would result in the Company’s shareholders prior to the merger owning less than 65% of the voting securities of the Company or the surviving entity or (v) the liquidation of the Company or a sale of all, or substantially all, of the Company’s business or assets. Mr. Noone can also terminate the agreement for any reason upon three months notice and, upon such termination of employment, Mr. Noone would be entitled to receive a lump sum payment equal to six months salary and six months of continued health insurance coverage.

2008 Director Compensation Table2

The following table provides compensation information for the one-year period ended December 31, 2008 for each member of the Board that received any form of compensation in 2008. Two former directors who are employees of TDC and served on the Board during 2008 (Jesper Theill Eriksen and Jesper Ovesen) and our current directors who are employees of TDC (Robert Dogonowski, Morten Bull Nielsen, Carsten Dyrup Revsbech, and Henrik Scheinemann) do not receive any compensation for serving on the Company’s Board due to TDC’s internal policy.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Total ($)
Ole Steen Andersen	32,500	36,700	(2)	69,200
Peter Feiner	20,500	36,700	(2)	57,200
Jens Due Olsen	21,500	36,700	(2)	58,200

(1)	Messrs. Andersen, Feiner and Olsen each received 2,000 shares of our Common Stock in May 2007 upon their election to the Board for the 2007 to 2008 term. The shares vested upon the completion of the Board’s term in May 2008. The grant date fair value of each share was the market price on the date of grant which was $21.21 per share ($127,260 in total). Messrs. Andersen, Feiner and Olsen each received 2,000 shares of our Common Stock in May 2008 upon their re-election to the Board for the 2008 to 2009 term. The shares vest upon the completion of the Board’s term in May 2009. The grant date fair value of each share was the market price on the date of grant which was $16.41 per share ($98,460 in total). The accounting expense for 2008 in connection with the grant of stock to directors was calculated in accordance with FAS 123R. The assumptions used in such valuation are included in Footnote 1(m) of the Notes to Consolidated Financial Statements for the year ended December 31, 2008, which financial statements are included in this Report.
(2)	At year-end 2008, Messrs. Andersen, Feiner and Olsen each held 2,000 shares of Common Stock that were awarded to him for his service as a director of the Company, which shares vest in May 2009.

The directors who are employees of TDC, our majority shareholder, are prohibited by TDC policy from accepting compensation for serving on our Board. We compensate directors who are not TDC employees with a fixed quarterly fee of $2,500, a per meeting fee of $1,000 for meetings held in-person and a per meeting fee of $500 for meetings held via telephonic conference call. The eligible directors also received 2,000 shares of Common Stock for their 2008 to 2009 Board service. Such shares vest upon the completion of the one-year Board term in May 2009. For Audit Committee meetings, the directors are paid a per meeting fee of $1,000 for meetings held in-person and a per meeting fee of $500 for meetings held via telephonic conference call. The Chairman of the Audit Committee also receives a $2,500 fixed quarterly fee. The Company also reimburses the directors for out-of-pocket expenses.

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Recently Appointed Directors

Four representatives from Mid Europa, Craig Butcher, Nikolaus Bethlen, Thierry Baudon and Michael Krammer, joined the Board of Directors since the filing date of the Annual Report. On December 18, 2009, Craig Butcher, Nikolaus Bethlen and Thierry Baudon waived their right to receive compensation for the 2009-2010 board term. Michael Krammer did not waive his right to receive compensation for the 2009-2010 board term and his compensation is currently under review by the Board.